SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Issuer)

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

N70544106
(CUSIP Number)

Cathleen McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

(212) 318-6620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Financial Company Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000
11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5%
14.	Type of reporting person (see instructions) HC

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Investments Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000
11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5%
14.	Type of reporting person (see instructions) IA

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Life Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000
11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5%
14.	Type of reporting person (see instructions) IC

CUSIP No. N70544106

1.	Names of reporting persons. Jamziv Mobay Jamaica Portfolio Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000
11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5%
14.	Type of reporting person (see instructions) OO

 Page 5of 8

CUSIP No. N70544106

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on July 10, 2018 with respect to the ordinary shares, par value €0.10 per share (the “Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”), a limited liability company organized under the laws of the Netherlands. On November 27, 2018, Sagicor Financial Corporation Limited (“SFC” in the Original Schedule 13D and “Old Sagicor” herein) entered into an Arrangement Agreement (as amended, the “Arrangement Agreement”) pursuant to which Sagicor Financial Company Ltd. (formerly known as “Alignvest Acquisition II Corporation”) (“New Sagicor”) agreed to acquire all of the common shares, par value US$0.01 each, of Old Sagicor in a business combination transaction effected by way of a scheme of arrangement pursuant to Section 99 of the Companies Act 1981 of Bermuda (such transaction, the “Transaction”).  The Transaction was consummated on December 5, 2019, on which date New Sagicor changed its name to “Sagicor Financial Company Ltd.”.

Item 2.  Identity and Background.

Item 2 is amended and restated as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

This Schedule 13D is filed by:

•	Sagicor Financial Company Ltd., an exempted company continued under the laws of Bermuda (“New Sagicor”);

•	Sagicor Investments Jamaica Limited, a company formed under the laws of Jamaica (“SIJ”);

•	Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica (“SLJ”); and

•	Jamziv Mobay Jamaica Portfolio Limited, a company incorporated under the laws of Jamaica (“JMJPL”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The address of the principal office of each of the Reporting Persons is as follows:

•	in the case of JMJPL, 28-48 Barbados Avenue, Kingston 5, Jamaica;

•	in the case of SIJ, 85 Hope Road, Kingston 6, Jamaica;

•	in the case of SLJ, 28-48 Barbados Avenue, Kingston 5, Jamaica; and

•	in the case of New Sagicor, Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096.

The principal business of each of the Reporting Persons is as follows:

•	New Sagicor and its subsidiaries (the “Sagicor Group”) operate across the Caribbean and in the United States of America. The principal activities of the Sagicor Group are (i) life and health insurance; (ii) annuities and pension administration services; (iii) property and casualty insurance and (iv) banking, investment management and other financial services (the “Sagicor Business”). New Sagicor, through its direct ownership of Old Sagicor and indirect ownership of Sagicor Group Jamaica Limited (the parent company of each of SIJ and SLJ), is the controlling person of SIJ and SLJ for purposes of Schedule 13D.

CUSIP No. N70544106

•	SLJ is an insurance company.

•	SIJ is a company that provides investment, fund and unit trust management services in Jamaica.

•	JMJPL is a special-purpose entity formed for the purpose of acquiring the Ordinary Shares reported in this Schedule 13D.

•	JMJPL is 51.86% owned directly by the Sagicor Real Estate X Fund Limited (“X Fund”), an international business company incorporated under the International Business Companies Act, 1999 (as amended) of Saint Lucia. The X Fund group’s combined shareholding of JMJPL is 60.81%, as X Fund Properties Limited, a wholly owned subsidiary of X Fund, holds 8.95% of the company. X Fund is 52.73% owned by the Sagicor Pooled Investment Funds Limited (“SPIF”), which has delegated investment management authority over its assets reported herein to SLJ. SLJ holds voting and dispositive control over the assets of SPIF including the Ordinary Shares.

•	JCSD Trustee Services Limited, a company incorporated under the laws of Jamaica (“JCSD”), owns 39.19% of JMJPL as trustee for Sigma Real Estate Portfolio, a portfolio of the Sagicor Sigma Global Funds, a collective investment scheme. JCSD does not have voting and dispositive power over the Ordinary Shares held by JMJPL and has appointed SIJ as its investment manager, providing SIJ with voting and dispositive power over the Ordinary Shares directly held by JMJPL. SIJ has delegated to SLJ its investment management authority over Ordinary Shares reported herein, which delegation may be terminated. Accordingly, SLJ shares voting and dispositive power over these Ordinary Shares with SIJ.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required for this Item 2 by Instruction C to Schedule 13D with respect to the executive officers and directors of JMJPL, SIJ, SLJ and New Sagicor (such executive officers and directors collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

Arrangement Agreement

On November 27, 2018, Old Sagicor entered into an Arrangement Agreement with New Sagicor (formerly named “Alignvest Acquisition II Corporation”) (such agreement, as amended, the “Arrangement Agreement”). New Sagicor was a special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving New Sagicor. Pursuant to such Arrangement Agreement, New Sagicor agreed to acquire 100% of the common shares of Old Sagicor. Following such acquisition, which was consummated on December 5, 2019, New Sagicor discontinued under the laws of the Province of Ontario and continued under the laws of Bermuda as “Sagicor Financial Company Ltd”.

The foregoing summary of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is filed as Exhibit 5 hereto, and the First Amendment to the Arrangement Agreement, a copy of which is filed as Exhibit 6 hereto, and the Second Amendment to the Arrangement Agreement, a copy of which is filed as Exhibit 7 hereto, each of which is incorporated herein by reference.

CUSIP No. N70544106

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 129,351,389 shares outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2019. None of the Covered Persons beneficially own any Ordinary Shares.

Neither the Reporting Persons nor the Covered Person have effected any transactions in the Ordinary Shares in the sixty (60) days preceding the filing this Schedule 13D.

Except for the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

On December 5, 2019, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Except as set forth in Item 4 of this Schedule 13D and in the Joint Filing Agreement filed as Exhibit 1 hereto, to the best knowledge of the Reporting Persons and the Covered Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the Covered Persons and between the Reporting Persons and the Covered Persons and any other person with respect to the Ordinary Shares.

The information in Item 4 is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 is amended and restated as set forth in Exhibit 1 hereto.

Exhibit No.	Description
1*	Joint Filing Agreement, dated as of December 5, 2019.
5*	Arrangement Agreement, dated as of November 27, 2018, by and between Alignvest Acquisition II Corporation and Sagicor Financial Corporation Limited.
6*	First Amendment to the Arrangement Agreement, dated as of January 28, 2019, by and between Alignvest Acquisition II Corporation and Sagicor Financial Corporation Limited.
7*	Second Amendment to the Arrangement Agreement, dated as of April 10, 2019, by and between Alignvest Acquisition II Corporation and Sagicor Financial Corporation Limited.

* Filed herewith.

CUSIP No. 74640Y 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 17, 2019

Sagicor Financial COMPANY LTD.

By:	/s/ Dodridge D. Miller
Dodridge D. Miller, Group President & Chief Executive Officer

Sagicor Investments Jamaica Limited

By:	/s/ Kevin Donaldson
Kevin Donaldson, Director

Sagicor Life Jamaica Limited

By:	/s/ R. Danny Williams
R. Danny Williams, Director

Jamziv Mobay Jamaica Portfolio Limited

By:	/s/ Christopher W. Zacca
Christopher W. Zacca, Director

Schedule I

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identity and Background.

Capitalized terms used in this Schedule I but not defined herein have the meanings assigned to them in the Schedule 13D to which this Schedule I is attached. The following table sets forth as to each of the Covered Persons: (a) his/her name, (b) his/her residence or business address and (c) his/her present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.

Directors of New Sagicor:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Dr. Stephen D.R. McNamara	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Senior Partner of McNamara & Company, Attorneys-at-Law of St. Lucia

McNamara & Company

20 Micoud Street

P.O BOX 189

Castries, St Lucia

McNamara & Company is a law firm with areas of practice including civil and commercial litigation, conveyance, family law, intellectual property, tax and labor law, criminal law and wills and probate.

St. Lucia and Ireland
Professor Sir Hilary McD. Beckles, K.A.	Office of the Vice Chancellor The University of the West Indies Regional Headquarters Kingston 7, Jamaica, W.I.	Vice Chancellor of the University of the West Indies	Office of the Vice Chancellor The University of the West Indies Regional Headquarters Kingston 7, Jamaica, W.I. The University of the West Indies is a public university system in the Caribbean.	Barbados
Peter E. Clarke	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Trinidad and Tobago
Monish K. Dutt	4201 Blagden Avenue NW Washington DC 20011 United States	Fellow of the Institute of Chartered Accountants and a consultant on emerging markets	4201 Blagden Avenue NW Washington DC 20011 United States	India
Dr. Dodridge D. Miller	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of New Sagicor	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 New Sagicor’s principal business is the Sagicor Business.	Barbados

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
John F. Shettle, Jr.	20 Horseneck Lane Greenwich, CT 06830	Operating Partner of Stone Point Capital LLC, a Delaware limited liability company	Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830 Stone Point Capital is a private equity firm in the global financial services industry.	United States of America
Rik Parkhill	Parkhill Advisory Inc. 179 Roxborough Drive, Toronto, Ontario, M4W 1X7	Managing Partner at Parkhill Advisory Inc.

Parkhill Advisory Inc.

179 Roxborough Drive, Toronto, Ontario, M4W 1X7

Parkhill Advisory Inc. provides advisory services to corporations and institutional investors, with a focus on strategy, capital markets and banking.

Canada
Mahmood Khimji	Highgate Hotels L.P. 546 East John Carpenter Fwy., Suite 1400, Irving, TX 75062	Co-Founder and Principal of Highgate Hotels L.P.	Highgate Hotels L.P. 546 East John Carpenter Fwy., Suite 1400, Irving, TX 75062 Highgate Hotels L.P. is an investor and manager of hospitality assets.	Canada and United States of America
Timothy Hodgson	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Chairman of Sagicor Financial Company Ltd.	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 New Sagicor’s principal business is the Sagicor Business.	Canada, United Kingdom, United States of America

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Reza Satchu	Alignvest Management Corporation 100 King Street West, Suite 7050 Toronto, Ontario M5X 1C7	Managing Partner at Alignvest Management Corporation	Alignvest Management Corporation Suite 7050 Toronto, Ontario M5X 1C7 Alignvest Management Corporation is an alternative investment management firm.	Canada
Aviva Shneider	CVC Advisors (U.S.) Inc. 712 Fifth Avenue 44th Floor New York, NY 10019	Operating Partner at CVC Private Equity	CVC Advisors (U.S.) Inc. 712 Fifth Avenue 44th Floor New York, NY 10019 CVC Private Equity is a private equity firm.	Canada
Archibald Campbell	JMMB Group Limited 6 Haughton Terrace, Kingston 10, Jamaica	Chairman of JMMB Group Limited

JMMB Group Limited

6 Haughton Terrace, Kingston 10, Jamaica

JMMB Group Limited is a financial services business providing solutions including: investments, banking, remittances, and insurance brokering to individuals and corporate clients.

Jamaica
Keith Duncan	JMMB Group Limited 6 Haughton Terrace, Kingston 10, Jamaica	Group Chief Executive Officer

JMMB Group Limited

6 Haughton Terrace, Kingston 10, Jamaica

JMMB Group Limited is a financial services business providing solutions including: investments, banking, remittances, and insurance brokering to individuals and corporate clients.

Jamaica and Canada
Stephen Facey	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Chairman and Chief Executive Officer, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an Investment Holding Company	Jamaica

Executive Officers of New Sagicor:

For information regarding New Sagicor’s executive officer Dr. Dodridge D. Miller, see “Directors of New Sagicor” above. Unless otherwise noted in the table below, the business address for all of New Sagicor’s executive officers is Sagicor Financial Company Ltd., Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096. New Sagicor’s principal business is to serve as the holding company for the Sagicor Group.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Ravi C. Rambarran	Group Chief Operating Officer of New Sagicor, with responsibility for Sagicor Life Inc, Southern Caribbean Operations	See information for New Sagicor immediately above this table.	Trinidad & Tobago
Anthony O. Chandler	Group Chief Financial Controller of New Sagicor	See information for New Sagicor immediately above this table.	Barbados
Althea C. Hazzard	Executive Vice President, General Counsel and Corporate Secretary of New Sagicor	See information for New Sagicor immediately above this table.	Barbados
Ronald B. Blitstein	Group Chief Information Officer of New Sagicor

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

United States of America
J. Andrew Gallagher	Chief Risk Officer of New Sagicor	See information for New Sagicor immediately above this table.	Canada
Nari T. Persad	Group Chief Actuary of New Sagicor

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

Canada
Donald S. Austin	Chief Executive Officer, Sagicor Life (Eastern Caribbean) lnc., a subsidiary of New Sagicor registered in St Lucia

Sagicor Life (Eastern Caribbean) Inc.

Choc Bay, Castries, St. Lucia

Sagicor Life (Eastern Caribbean) Inc. is a subsidiary which provides life and health insurance and pension services in the Eastern Caribbean.

Barbados

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Bart F. Catmull	President and Chief Operating Officer, Sagicor Life Insurance Company USA, a subsidiary of New Sagicor

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

United States of America
J. Edward Clarke	Executive Vice President and General Manager, Barbados of Sagicor Life Inc., a subsidiary of New Sagicor

Sagicor Life Inc.

Sagicor Financial Centre

Lower Collymore Rock

St Michael

Barbados

Sagicor Life Inc is a subsidiary which provides insurance and financial services in the English and Dutch speaking Caribbean and Central America.

Barbados
Keston D. Howell	President and CEO of Sagicor General Insurance Inc., a subsidiary of New Sagicor	Sagicor General Insurance Inc. Haggatt Hall St Michael BB11059 Barbados	Trinidad & Tobago
Robert J. L. Trestrail	Executive Vice President and General Manager, Trinidad & Tobago for Sagicor Life Inc., a subsidiary of New Sagicor	Sagicor Life Inc. Sagicor Financial Centre 16 Queen’s Park West Port of Spain Trinidad	Trinidad & Tobago
Christopher W. Zacca, CD	President and Chief Executive Officer, Sagicor Group Jamaica Limited, a company incorporated in Jamaica

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of New Sagicor and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Jamaica
Andre Mousseau	Group Chief Financial Officer of New Sagicor	See information for New Sagicor immediately above this table.	Canada
Samantha Cheung	Executive Vice President, Investor Relations	See information for New Sagicor immediately above this table.	Canada

Directors of SIJ:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Kevin A. Donaldson	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	Senior Vice President & Chief Executive Officer, Sagicor Investments Jamaica Limited	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I. Sagicor is a company that provides investment fund and unit trust management services.	Jamaica
Bruce Rex Vernon James	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	President, MVP Track and Field Club	MVP Track and Field Club 237 Old Hope Road Kingston 6 MVP Track and Field Club is a track and field development club	Jamaica
Dr. Dodridge D. Miller	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of New Sagicor	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 New Sagicor’s principal business is to serve as the holding company for the Sagicor Group.	Barbados
Donovan Hugh Perkins	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	Retired	N/A	Jamaica
Lisa Annette Soares Lewis	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	CEO , Great People Solutions Limited	Great People Solutions Limited 22 B Old Hope Road, Kingston 5 Great People Solutions Limited is a human resources and performance management consulting business	Jamaica
Colin Theophilius Steele	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	Business Consultant	Colin Steele 68 Hope Road Kingston 6	Jamaica

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Stephen Phillibert	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica	Chief Financial Officer PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an investment holding company	Jamaica
Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of New Sagicor and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaica

Executive Officers of SIJ:

The principal business address for SIJ and all of its executive officers is Sagicor Investments Jamaica, 85 Hope Road, Kingston 6, Jamaica. SIJ’s principal business is providing investment, fund and unit trust management services in Jamaica.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Kevin Donaldson	Senior Vice President & CEO, Sagicor Investments Jamaica Limited	See information for SIJ immediately above this table.	Jamaica
Tara Nunes	Vice President, Wealth Management and Client Services, Sagicor Investments Jamaica Limited	See information for SIJ immediately above this table.	Jamaica

Directors of SLJ:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Peter Karl Melhado	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	President & CEO ICD Group Limited	ICD Group Limited 7-9 Harbour Street Kingston ICD Group Limited is an Investment Holding Company which provides financial, construction and real Estate services.	Jamaica
Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of New Sagicor and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaica
Peter E. Clarke	64 Eagle Crescent Fairways Maraval Trinidad	Retired	N/A	Trinidad and Tobago
Jeffrey Carl-Cobham	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Barbados and Jamaica
Jacqueline D. Coke-Lloyd	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Managing Director Make Your Mark Consultants	Make Your Mark Consultants 1 Robertson Avenue, Kingston 6 Make Your Mark Consultants is a human resource training, leadership development, public relations and marketing consultancy	Jamaica

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Richard L. Downer	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica
Joanna Banks	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Senior Vice President, Strategy, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an Investment Holding Company	Jamaica and United States
Dr. Marjorie M. Fyffe-Campbell	Sagicor Life Jamaica Limited. 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Management consultant and fellow of the Institute of Chartered Accountants	Sagicor Life Jamaica Limited. 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica Sagicor Life Jamaica Limited is an insurance company.	Jamaica
Paul R. Hanworth	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Chief Operating Officer, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an Investment Holding Company	Jamaica and United Kingdom
Errol D. McKenzie	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica
Dr. Dodridge D. Miller	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of New Sagicor	Sagicor Financial Company Ltd. Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 New Sagicor’s principal business is to serve as the holding company for the Sagicor Group.	Barbados
Raby D. Williams	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica

Executive Officers of SLJ:

The business address for all of SLJ and its executive officers is Sagicor Life Jamaica Limited, 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica. SLJ’s principal business is as an insurance company.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Christopher W. Zacca, CD	President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.	See information for SLJ immediately above this table.	Jamaica
Willard Brown	Executive Vice President Employee Benefits	See information for SLJ immediately above this table.	Jamaica
Mark Chisholm	Executive Vice President – Individual Life Insurance Division	See information for SLJ immediately above this table.	Jamaica
Ivan B. O’B Carter	Executive Vice President - Group Chief Financial Officer	See information for SLJ immediately above this table.	Barbados
Janice Grant Taffe	Senior Vice President -General Counsel & Corporate Secretary	See information for SLJ immediately above this table.	Jamaica
Donnette Scarlett	Senior Executive Vice President – Group Treasury & Asset Management	See information for SLJ immediately above this table.	Jamaica
Simone Walker	Vice President – Group Marketing,	See information for SLJ immediately above this table.	Jamaica
Hope Wint	Vice President – Risk Management & Group Compliance	See information for SLJ immediately above this table.	Jamaica
Karl Williams	Senior Vice President – Group Human Resources & Corporate Services	See information for SLJ immediately above this table.	Jamaica

Directors of JMJPL:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship
Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of New Sagicor and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaican
Peter Karl Melhado	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	President & CEO ICD Group Limited	ICD Group Limited 7-9 Harbour Street Kingston ICD Group Limited is an Investment Holding Company which provides financial, construction and real Estate services.	Jamaican

JMJPL does not have any executive officers.

(d) None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Covered Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship for each of the Covered Persons is set forth in the table above.